UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Francis T. McCarron, Executive Vice President and Chief Financial Officer
450 Park Avenue, 27th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 4

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,756,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,756,905
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,756,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	Page 2 of 4

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the undersigned on January 18, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

 No material change.

Item 3. Source and Amount of Funds or Other Consideration.

 No material change.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following to the end of Item 4 of the Schedule 13D:

“Lock-up Agreement

On June 28, 2011, the Issuer filed a registration statement on Form S-3 with the Securities and Exchange Commission (the “Registration Statement”) for an underwritten offering of common stock (the “Spectrum Offering”) including approximately 1.0 million shares to be issued and sold by the Issuer and approximately 5.5 million shares to be sold by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”).  The Master Fund, together with other investment funds affiliated with the Master Fund, owns a majority of the common stock of Harbinger Group Inc. (“HGI”).

Concurrently with filing the Registration Statement, HGI agreed to a lock-up agreement (the “Lock-up Agreement”) with the underwriters of the Spectrum Offering.  Pursuant to the Lock-up Agreement, HGI agreed that, for a period of 180 days from the public offering date set forth on the final prospectus for the Spectrum Offering, it will not without the prior written consent of the underwriters, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for any Shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, whether any such aforementioned transaction is to be settled by delivery of the Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

The restrictions contained in the Lock-up Agreement do not apply to the pledge of Shares pursuant to the Indenture, dated as of November 15, 2010, as supplemented, between HGI and Wells Fargo, National Association, as trustee, or any disposition thereof pursuant to an exercise of remedies pursuant to such Indenture.

The foregoing description of the Lock-up Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Lock-up Agreement, which is filed as Exhibit I to this Schedule 13D.

HGI issued a press release regarding the Spectrum Offering stating that it is not participating in the current Spectrum Offering, although it reserves the ability to make future decisions to buy, sell or hold the Shares based on market and other factors.  Due to the terms of HGI's financing arrangements, HGI is not able to purchase the Shares directly from the Master Fund without complying with covenants relating to related party transactions.

CUSIP No. 84763R101	Page 3 of 4

The foregoing description of the press release does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit J to this Schedule 13D.

Standstill Agreement

Concurrently with filing the Registration Statement, HGI has also enetered into a standstill agreement (the “Standstill Agreement”) with the Master Fund pursuant to which the Master Fund agreed that for a period of one year from the date of agreement, without the prior written consent of HGI and subject to certain limited exceptions specified therein, it will not and will cause each of its affiliates to not, directly or indirectly: (a) either individually or as part of a group, acquire, offer to acquire, or agree to acquire any securities (or beneficial ownership thereof) of the Issuer; (b) other than with respect to certain existing holdings, form, join or in any way participate in a group with respect to any securities of the Issuer; (c) effect, seek, offer, propose or cause or participate in (i) any merger, consolidation, share exchange or business combination involving the Issuer or any material portion of the Issuer’s business, (ii) any purchase or sale of all or any substantial part of the assets of the Issuer or any material portion of the Issuer’s business; (iii) any recapitalization, reorganization or other extraordinary transaction with respect to the Issuer or any material portion of the Issuer’s business, or (iv) any representation on the board of directors of the Issuer; (d) request in a manner requiring public disclosure by the Issuer or resulting in public disclosure by the Master Fund that the Issuer or any of its directors, officers, employees, representatives, advisors or agents amend or waive in any material respect the Standstill Agreement, the Issuer’s certificate of incorporation or bylaws or any other agreements or other instruments relating to the Shares; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

The foregoing description of the Standstill Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as Exhibit K to this Schedule 13D.”

Item 5.  Interest in Securities of the Issuer.

No Material Change.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of Item 6 of the Schedule 13D:

“See “Item 4. Purpose of Transaction” above for a description of the Lock-up Agreement and the Standstill Agreement.”

Item 7.   Material to be Filed as Exhibits.

Exhibit I:	Lock-up Agreement, dated as of June 28, 2011, delivered to Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. by Harbinger Group Inc.

Exhibit J:	Press Release dated June 28, 2011

Exhibit K:	Standstill Agreement, dated as of June 28, 2011, by and between Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Group Inc.

CUSIP No. 84763R101	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

July 1, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit I

Lock-Up Agreement

June 28, 2011

Spectrum Brands Holdings, Inc.
601 Rayovac Drive
Madison, WI  53711

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc. (together, the “Representatives”)

c/o	Credit Suisse Securities (USA) LLC Eleven Madison Avenue New York, NY 10010-3629

Deutsche Bank Securities Inc. 60 Wall Street, 4th Floor New York, NY 10005

Dear Sirs:

As an inducement to the Representatives, on behalf of the several Underwriters, to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for the common stock, par value $0.01 per share (the “Securities”) of Spectrum Brands Holdings, Inc., and any successor (by merger or otherwise) thereto, (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC (“Credit Suisse”); provided that this agreement shall not prevent the pledge of Securities pursuant to the Indenture, dated as of November 15, 2010, as supplemented, between the undersigned and Wells Fargo, National Association, as trustee, or any disposition thereof pursuant to an exercise of remedies pursuant to such Indenture.  In addition, the undersigned agrees that, without the prior written consent of Credit Suisse, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement, to which you are or expect to become parties; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse waives, in writing, such extension.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Lock-Up Agreement.  Any Securities acquired by the undersigned in the open market and the sale of any Securities by the undersigned pursuant to the Underwriting Agreement will not be subject to this Lock-Up Agreement.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.  This Lock-Up Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before August 31, 2011.  This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

HARBINGER GROUP INC.

/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer

Exhibit J

Harbinger Group Inc. Comments on Secondary Offering of Spectrum Brands Holdings Common Stock by Harbinger
Capital Partners Master Fund I, Ltd.

June 28, 2011 8:08 AM ET

NEW YORK, June 28, 2011 /PRNewswire via COMTEX/ --

Earlier today, Spectrum Brands Holdings, Inc. (NYSE: SPB), which is 54% owned by Harbinger Group Inc. (NYSE: HRG) (the “Company”), filed a registration statement with the Securities and Exchange Commission for a secondary offering of common stock. The selling security holder in the offering will be Harbinger Capital Partners Master Fund I, Ltd. (“HCP Master Fund”), and not HRG. In January 2011, HCP Master Fund and affiliated funds contributed 27.8 million shares of Spectrum common stock to HRG in return for HRG common stock. The shares being sold by the HCP Master Fund represent those retained by the HCP Master Fund following the HRG contribution transaction in January. If the underwriters over-allotment option is exercised in full, the sale will substantially complete the disposal of all Spectrum common stock held by the HCP Master Fund, which will improve the public market liquidity of Spectrum shares and expand its shareholder base.

HRG views Spectrum as a long-term investment, consistent with our stated strategy of making long-term investments in controlling equity positions. Therefore, HRG is not a selling security holder in the proposed Spectrum offering. While HRG reserves the ability to make future decisions to buy, sell or hold Spectrum common stock based on market and other factors, HRG is not participating in the current Spectrum offering. Due to the terms of HRG's financing arrangements, HRG is not able to purchase Spectrum shares directly from HCP Master Fund without complying with covenants relating to related party transactions. HRG may consider other opportunities to increase its stake in Spectrum through future open market purchases or private purchases from third parties.

As a testament to our commitment to Spectrum, HRG has agreed to a lock-up agreement with the underwriters of the Spectrum offering, pursuant to which we may not sell or propose to sell shares of Spectrum common stock for a period of at least 180 days from the date of the offering.

About Harbinger Group Inc.

Harbinger Group Inc. is a diversified holding company. The Company's principal operations are conducted through subsidiaries that offer life insurance and annuity products, and branded consumer products such as batteries, pet supplies, home and garden control products, personal care and small appliances. The Company focuses on opportunities in these sectors as well as financial products, telecommunications, agriculture, power generation and water and natural resources.

CONTACT:

APCO Worldwide
Jeff Zelkowitz, 646-218-8744
jzelkowitz@apcoworldwide.com

or

Harbinger Group Inc.
Francis T. McCarron, CFO, 212-906-8560
investorrelations@Harbingergroupinc.com

SOURCE Harbinger Group Inc.

Exhibit K

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT (this “Agreement”) is made and entered into as of June 28, 2011, by and among Harbinger Capital Partners Master Fund I, Ltd. (“Master Fund”) and  Harbinger Group Inc., a Delaware corporation (“HGI”).

BACKGROUND

WHEREAS, Master Fund beneficially owns in the aggregate 6,398,912 shares (the “Master Fund Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Company”);

WHEREAS, Master Fund intends to sell up to 6,319,812 of the Master Fund Shares in an underwritten offering (the “HCP Offering”);

WHEREAS, concurrently with the execution of this Agreement, the Company, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as Representatives of the several underwriters of the HCP Offering, and HGI, which beneficially owns in the aggregate 27,756,905 shares of Common Stock (the “HGI Shares”), are entering into a lock-up agreement pursuant to which HGI agrees that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge or otherwise dispose of any of the HGI Shares for 180 days following the public offering date set forth on the final prospectus for the HCP Offering (the “HGI Lock-up Agreement”), and Master Fund is entering into this Agreement as an inducement to HGI entering into the HGI Lock-up Agreement;

WHEREAS, concurrently with or prior to the execution of this Agreement, the directors and officers of the Company are entering into or have entered into lock-up agreements in substantially the form attached hereto as Exhibit A pursuant to which such directors and officers agree that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of any of shares of the Common Stock that they own for 90 days following the public offering date set forth on the final prospectus for the HCP Offering;

WHEREAS, concurrently with or prior to the execution of this Agreement, Master Fund is entering into or has entered into a lock-up agreement in substantially the form attached hereto as Exhibit B pursuant to which it agrees that, subject to certain exceptions, it will not offer, sell, contract to sell, pledge or otherwise dispose of any shares of Common Stock beneficially owned by HCP or its Affiliates that are not sold in the HCP Offering for 90 days following the public offering date set forth on the final prospectus for the HCP Offering;

WHEREAS, Master Fund is willing to refrain from, and cause its affiliates other than HGI to refrain from, purchasing any additional shares of Common Stock during the Restricted Period upon the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Defined Terms.

(a)           “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that for purposes of this Agreement, HGI and all of its subsidiaries shall not be deemed an affiliate of Master Fund and Master Fund shall not be deemed an Affiliate of HGI or any of its Subsidiaries.

(b)           “Restricted Period” means the period beginning on the date of this Agreement and ending on the one-year anniversary of the date of this Agreement.

(c)           “Group” has the meaning given such term in Section 13(d)(3) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

(d)           “Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, governmental entity or other entity.

2.           Representations and Warranties.  Master Fund represents and warrants to HGI that:

(a)           Master Fund has the full right, power and authority to enter into this Agreement.  This Agreement has been duly executed and delivered by Master Fund and constitutes a valid and binding obligation of Master Fund enforceable against Master Fund in accordance with its terms.

(b)           The execution and delivery of this Agreement do not, and the performance of this Agreement by Master Fund will not, conflict with or violate (i) any contract, agreement, license, instrument or permit to which Master Fund or any of its Affiliates is a party or by which Master Fund or any of its Affiliates is bound, or (ii) any law applicable to Master Fund or any of its Affiliates or by which Master Fund or any of its Affiliates is bound.  None of Master Fund or any of its Affiliates is a party to, subject to nor bound by any agreement nor any judgment, order, writ, prohibition, injunction nor decree of any court or other governmental body that would prevent the execution or delivery of this Agreement by Master Fund.  No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of Master Fund or any of its Affiliates in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

3.           Standstill.  Master Fund hereby agrees that during the Restricted Period, without the prior written consent of HGI, it will not, and will cause each of its Affiliates not to, in any manner, directly or indirectly (other than (i) in Master Fund’s (and its employees acting on behalf of the Master Fund) capacity as a stockholder of HGI, (ii) any Affiliate’s (including its employees acting on behalf of such Affiliate) capacity as an owner, manager, member, advisor or partner of Master Fund, acting for Master Fund in its capacity as a stockholder of HGI, or (iii) any Affiliate acting as a member of the board of directors or management of HGI or the Company):

(a)           either individually or as part of a Group, acquire, offer to acquire, or agree to acquire any securities (or beneficial ownership thereof) of the Company;

(b)           other than with respect to the 101,089 shares of Common Stock owned by Harbinger Capital Partners Special Situations Fund, L.P., form, join or in any way participate in a Group with respect to any securities of the Company;

(c)           effect, seek, offer, propose or cause or participate in (i) any merger, consolidation, share exchange or business combination involving the Company or any material portion of the Company’s business, (ii) any purchase or sale of all or any substantial part of the assets of the Company or any material portion of the Company’s business, (iii) any recapitalization, reorganization or other extraordinary transaction with respect to the Company or any material portion of the Company’s business, or (iv) any representation on the board of directors of the Company;

(d)           request in a manner requiring public disclosure by the Company or resulting in public disclosure by the Master Fund that the Company or any of its directors, officers, employees, representatives, advisors or agents amend or waive in any material respect this Agreement, the Company’s certificate of incorporation or bylaws or any other agreements or other instruments relating to the Common Stock; or

(e)           enter into any discussions or arrangements with any third party with respect to any of the foregoing.

4.           Disclosure.  Each party hereto agrees that it shall not, and shall cause its Affiliates not to, issue or cause the publication of any press release or other public statement with respect to this Agreement or the HGI Lock-up Agreement without the prior written consent of the other party hereto; provided, however, that nothing herein will prohibit any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is required to comply with applicable law, court order or the disclosure requirements of the Securities and Exchange Commission, provided that the other parties hereto other than the party making such determination shall, to the extent practicable, have had a reasonable opportunity to review and approve any such release, announcement or filing in advance of its issuance or filing.

5.           Termination; Survival.  Section 3 of this Agreement shall terminate and be of no further force or effect upon the one-year anniversary of the date of this Agreement.  No termination of any provision of this Agreement shall relieve any party of liability for a breach thereof prior to such termination.

6.           Rights of the Special Committee.  Except as otherwise explicitly provided herein, the Special Committee of the Board of Directors of HGI (the “Special Committee”) shall have the sole power on behalf of and in the name of HGI to exercise any rights and powers HGI may possess pursuant to this Agreement.  No person, in dealing with the Special Committee, shall be required to determine the Special Committee’s authority to make any commitment or engage in any undertaking on behalf of HGI, or to determine any fact or circumstance bearing upon the existence of the authority of the Special Committee.

7.           Miscellaneous.

(a)           Governing Law.  This Agreement, and the rights of the parties hereto, shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law principles of any jurisdiction that would result in the application of the laws of any jurisdiction other than the State of Delaware.  The parties to this Agreement agree that any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought only in a federal court located in Delaware  or in any Delaware state court, and each party irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives any objection it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)           Entire Agreement.  This Agreement contains and constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and cancels all previous oral or written negotiations, commitments and writings in connection therewith.

(c)           Notices.  All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) three business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to Master Fund, at c/o Harbinger Capital Partners LLC, 450 Park Avenue, 30th Floor, New York, NY 10022, Attention: Robin Roger, with a copy to Paul Weiss Rifkind Wharton & Garrison LLP+, Attention: Ray Russo; or

If to HGI, at 450 Park Avenue, 27th Floor, New York, NY 10022, Attention: Frank McCarron, with a copy to Wilmer Hale, 399 Park Avenue, New York, NY 10022, Attention: Michael O’Brien.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended.  Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

(d)           Severability.  If any provision or section of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions or sections of this Agreement shall not in any way be affected or impaired thereby.

(e)           Parties in Interest; Assignment.  This Agreement and all provisions hereof are binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder may be assigned or delegated by either party without the prior written consent of the other party.  Nothing in this Agreement, whether express or implied, may be construed to give any Person other than the parties any legal or equitable right, remedy or claim under or in respect of this Agreement.

(f)           Modification; Waiver.  (i) This Agreement may be modified in any manner and at any time by written instrument executed by the parties and (ii) any of the terms, covenants and conditions of this Agreement may be waived at any time by the party entitled to the benefit of such term, covenant or condition.

(g)           Specific Performance.  Each of the parties hereto acknowledges that any breach of any of the provisions of this Agreement may result in serious and irreparable injury to the other party hereto for which such other party cannot be adequately compensated by monetary damages alone.  Each of the parties hereto agrees, therefore, that, in addition to any other remedy that the other party may have, the other party shall be entitled to seek the specific performance of this Agreement by any of the parties and to seek both temporary and permanent injunctive relief without the necessity of proving actual damages or posting a bond.  Such remedies shall not be deemed to be the exclusive remedies for a breach by any of the parties of any of the provisions of this Agreement but shall be in addition to all other remedies available at law or equity to the parties.  In the event either party institutes any legal action to enforce such party’s rights under, or recover damages for breach of, this Agreement, the prevailing party in such action shall be entitled to recover from the other party all costs and expenses, including but not limited to reasonable attorneys’ fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party.

(h)           Waiver of Rights.  No delay or omission by any party in exercising any right under this Agreement shall operate as a waiver of that or any other right.  A waiver or consent given by a party on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.  All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

(i)           Captions.  The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

(j)           Counterparts; Execution by Facsimile.  This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.  This Agreement may be executed by facsimile signature(s) which shall be binding on the party delivering same (including deliveries by pdf email).

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:	Harbinger Capital Partners LLC, its investment manager

By:	/s/ Peter Jenson
Name: Peter Jenson
Title: Managing Director and Chief Operating Officer

HARBINGER GROUP INC.

By:	/s/ Francis T. McCarron
Name: Francis T. McCarron
Title: Executive Vice President and Chief Financial Officer